Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025,
Luokung Technology Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Luokung Technology Corp effective at the opening of the trading session on July 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on February 11, 2025.
On February 14, 2025, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel
(Panel) pursuant to Listing Rule 5815.
On March 20, 2025, the hearing was held. On March 26, 2025, the Panel reached a decision and a Decision letter was issued on March 27, 2025.
The Company ordinary shares were suspended on March 31, 2025.
The Staff determination to delist the Company ordinary shares became final on May 12, 2025.